CUSIP No. 157131103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CESCA THERAPEUTICS INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

157131103

(CUSIP Number)

Xiaochun Xu, PhD, MBA

c/o Boyalife Group, Ltd.

800 Jiefang Road East

Wuxi City, China 214002

Tel: (+86) 15190288800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157131103

(1)	NAME OF REPORTING PERSON Boyalife Investment Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Not Applicable
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 6,102,941
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 6,102,941
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,102,941
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.3% *
(14)	TYPE OF REPORTING PERSON CO

 * Based on 9,790,500 shares of Common Stock outstanding as of September 16, 2016, as reported in the Issuer’s Report on Form 10-K/A for the period ended June 30, 2016 filed with the Securities and Exchange Commission on October 27, 2016.

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CUSIP No. 157131103

Amendment No. 1 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on August 26, 2016 by the Reporting Person with respect to the Common Stock of the Issuer (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented with the following:

On November 3, 2016, the Reporting Person, which individually owns 62.3% of the outstanding shares of common stock of the Issuer, acted in accordance with the Company’s certificate of incorporation and bylaws by written consent of the stockholders holding a majority of the shares of the Issuer to remove each of Mr. Craig W. Moore, Mr. Mark Bagnall and Mr. Robin Stracey from the board of directors of the Issuer (the “Board”) and to elect the Reporting Person’s nominee, Ms. Vivian Liu, as a new director on the Board of the Issuer. The Board subsequently acted to align the Company’s and the Board’s interests with those of the Issuer’s shareholders, including by executing changes to existing management of the Company (“Management”) and specifically removing Mr. Stracey as Chief Executive Officer of the Company.

The Reporting Person intends to continue to discuss such matters identified above not only with Management and the Board, but also with other shareholders of the Issuer and certain third parties and may take other steps to bring about changes to increase shareholder value, including but not limited to further changes involving Board composition, as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Person, market conditions and general economic and industry conditions, the Reporting Person may take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or other financial instruments related to the Issuer or selling some or all of its beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) – (b) The information requested by these paragraphs is incorporated herein by reference to the information provided on the cover page to this Amendment No. 1 to Schedule 13D.

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CUSIP No. 157131103

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2016

BOYALIFE INVESTMENT INC.

By: /s/Xiaochun Xu
Name: Dr. Xiaochun Xu
Title: President

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